UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-33107

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CANADIAN SOLAR INC.
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545 Speedvale Avenue West, Guelph,
Ontario, Canada N1K 1E6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CANADIAN SOLAR INC.

Form 6-K

TABLE OF CONTENTS

Signature

Exhibit Index

Exhibit 20.1 - Notice of Annual Meeting of Shareholders

Exhibit 20.2 - Management Information Circular

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SOLAR INC.

By:	/s/ Shawn (Xiaohua) Qu
Name:	Shawn (Xiaohua) Qu
Title:	Chairman, and Chief Executive Officer

Date: May 27, 2021

EXHIBIT INDEX

Exhibit 20.1 - Notice of Annual Meeting of Shareholders

Exhibit 20.2 - Management Information Circular